                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ___________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                               TO RULE 13d-2(a)

                             (Amendment No. 2)/1/


                          Renaissance Worldwide, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, no par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   75968A109
--------------------------------------------------------------------------------
                                (CUSIP Number)

             John H. Chuang, President and Chief Executive Officer
                                 Aquent, Inc.
                  711 Boylston Street, Boston, Massachusetts
                                (617) 535-5000

________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 15, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

__________

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 (Page 1 of 9)

------------------------                                 -----------------------
  CUSIP NO. 75968A109                  13D                  Page 2 of 9 Pages
------------------------                                 -----------------------


 1. NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Aquent, Inc.
-----------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [_]
                                                                    (b)  [X]
-----------------------------------------------------------------------------

3.  SEC USE ONLY

-----------------------------------------------------------------------------

4.  SOURCE OF FUNDS*

    WC
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                    [_]
-----------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Massachusetts
-----------------------------------------------------------------------------

  NUMBER OF SHARES     7.       SOLE VOTING POWER/2/
 BENEFICIALLY OWNED
  BY EACH REPORTING             15,862,670
     PERSON WITH     --------------------------------------------------------

                       8.       SHARED VOTING POWER
                                0
                     --------------------------------------------------------

                       9.       SOLE DISPOSITIVE POWER
                                4,146,600
                     --------------------------------------------------------

                       10.      SHARED DISPOSITIVE POWER
                                0
-----------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,862,670
-----------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
-----------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.8%
-----------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

     CO
-----------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

/2/ Figure includes shares of common stock of Renaissance Worldwide, Inc. that Aquent, Inc. has the right to vote pursuant to a voting agreement described in
Item 6 of Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 6, 2001.

------------------------                                 -----------------------
  CUSIP NO. 75968A109                  13D                  Page 3 of 9 Pages
------------------------                                 -----------------------


------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John H. Chuang
------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   [_]
                                                                   (b)   [x]
------------------------------------------------------------------------------

 3.  SEC USE ONLY
------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS*
     WC
------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   [_]
------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------------------------

  NUMBER OF SHARES     7.       SOLE VOTING POWER/3/
 BENEFICIALLY OWNED
  BY EACH REPORTING             15,862,670
     PERSON WITH     ---------------------------------------------------------

                       8.       SHARED VOTING POWER
                                0
                     ---------------------------------------------------------

                       9.       SOLE DISPOSITIVE POWER
                                4,146,600
                     ---------------------------------------------------------

                       10.      SHARED DISPOSITIVE POWER
                                0
------------------------------------------------------------------------------

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,862,670
------------------------------------------------------------------------------

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [_]
------------------------------------------------------------------------------

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.8%
------------------------------------------------------------------------------

 14.  TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

/3/ Figure includes shares of common stock of Renaissance Worldwide, Inc. that Aquent, Inc. has the right to vote pursuant to a voting agreement described in
Item 6 of Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 6, 2001.

The Statement on Schedule 13D ("Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on October 23, 2001 by Aquent, Inc. and John H. Chuang with respect to common stock of Renaissance Worldwide, Inc., as amended by Amendment No. 1 thereto filed with the Commission on November 6, 2001, is hereby further amended and supplemented as follows. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed in the
Schedule 13D.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated to read as follows:

From the period of July 13, 2001 to October 22, 2001, Aquent used approximately $4,423,261.49 in working capital to purchase 3,091,100 shares of Issuer Common Stock at purchase prices ranging from $1.14 to $1.67 per share, as further described in Item 5 below.

From the period of October 23, 2001 to November 6, 2001, Aquent used approximately $926,616.55 in working capital to purchase 531,600 shares of Issuer Common Stock at purchase prices ranging from $1.70 to $1.78 per share, as further described in Item 5 below.

From the period of November 7, 2001 to November 16, 2001, Aquent used approximately $964,895 in working capital to purchase 523,900 shares of Issuer Common Stock at purchase prices ranging from $1.79 to $1.85 per share, as further described in Item 5 below.

As of the date of this filing, Aquent has used an aggregate of approximately $6,314,773 in working capital to purchase 4,146,600 shares of Issuer Common Stock

ITEM 5.  Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are amended and restated to read as follows:

(a)-(b) Aquent may be deemed to be the beneficial owner of 15,862,670 shares of Issuer Common Stock, constituting approximately 29.8% of the outstanding shares of Issuer Common Stock, based upon 53,253,040 shares of Issuer Common Stock outstanding on November 15, 2001. Aquent has the sole power to direct the vote of 15,862,670 such shares of Issuer Common Stock including 11,716,070 shares owned by G. Drew Conway that are subject to a Voting Agreement in favor of Aquent described in Item 6 of Amendment No. 1 to Schedule 13D filed with the Commission by Aquent, Inc. and John H. Chuang on November 6, 2001; Aquent has the sole power to dispose of 4,146,600 such shares of Issuer Common Stock. Aquent hereby disclaims beneficial ownership of the 11,716,070 shares owned by Mr. Conway.

No person listed on Schedule A other than Mr. Chuang beneficially owns any
                    ----------
shares of Issuer Common Stock. Mr. Chuang, by virtue of his controlling interest in Aquent, may be deemed to be the beneficial owner of the Issuer Common Stock beneficially owned by Aquent. Mr. Chuang hereby disclaims such beneficial ownership.

(c) Transactions in shares of Issuer Common Stock effected since the date of the most recent filing on Schedule 13D are set forth on Schedule B.
                                                        ----------

                                 (Page 4 of 9)

ITEM 7.  Material to be Filed as Exhibits.

Exhibits 1, 2, and 3 are incorporated herein by reference from the Schedule 13D filed with the Commission by Aquent, Inc. and John H. Chuang on October 23, 2001. Exhibit 4 is incorporated herein by reference from Amendment No. 1 to
Schedule 13D filed with the Commission by Aquent, Inc. and John H. Chuang on November 6, 2001.

Exhibit No.  Description
-----------  -----------

1 * Plan adopted by Aquent, Inc. pursuant to Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended.

2 * Merger Agreement, dated as of October 5, 2001, among Aquent, Inc., JetElectro Acquisition Corp. and Renaissance Worldwide, Inc.

3            * Filing Agreement by and between John H. Chuang and Aquent, Inc.

4 * Voting Agreement, dated November 6, 2001, by and between G. Drew Conway and Aquent, Inc.

_________________

* Previously filed.

                                 (Page 5 of 9)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Dated: November 16, 2001

                                    AQUENT, INC.


                                    By: /s/ John H. Chuang
                                        ---------------------
                                        John H. Chuang
                                        President & Chief Executive
                                        Officer

                                 (Page 6 of 9)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Dated: November 16, 2001


                                    By:  /s/ John H. Chuang
                                        ------------------------
                                         John H. Chuang

                                 (Page 7 of 9)

                                  SCHEDULE A
                                  ----------

Directors and Executive Officers of Aquent, Inc.            Business Address
------------------------------------------------            ----------------

John H. Chuang                                              c/o Aquent, Inc.
President, Chief Executive Officer,                         711 Boylston Street
Treasurer and Director                                      Boston, MA 02116

Steven M. Kapner                                            c/o Aquent, Inc.
Clerk and Director                                          711 Boylston Street
                                                            Boston, MA 02116

Mia M. Wenjen                                               c/o Aquent, Inc.
Director                                                    711 Boylston Street
                                                            Boston, MA 02116

Nunzio Domilici                                             c/o Aquent, Inc.
Chief Financial Officer                                     711 Boylston Street
                                                            Boston, MA 02116

                                 (Page 8 of 9)

                                  SCHEDULE B
                                  ----------

List of purchases effected since the date of the most recent filing on Schedule 13D. Unless otherwise indicated, the transactions set forth below were effected through the use of a securities broker.

Purchaser                 Purchase Date            Amount Purchased           Purchase Price Per Share
--------                  -------------            ----------------           ------------------------
Aquent, Inc.              November 7, 2001         101,300                    $1.79
Aquent, Inc.              November 8, 2001          25,100                    $1.80
Aquent, Inc.              November 9, 2001          84,000                    $1.83
Aquent, Inc.              November 12, 2001         40,600                    $1.83
Aquent, Inc.              November 13, 2001         21,200                    $1.83
Aquent, Inc.              November 14, 2001        200,000                    $1.85
Aquent, Inc.              November 15, 2001         40,700                    $1.85
Aquent, Inc.              November 16, 2001         11,000                    $1.85

                                 (Page 9 of 9)